FORM 5
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, d.C. 20549
        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person 4. Statement for Month/Year
     Bonavia, Paul J.                        December 1995
     Riverfront Plaza-West
     901 E. Byrd Street, 17th Floor     5. If Amendment, Date of Original
     Richmond, Virginia 23219          (Month/Year)

2. Issuer and Ticker or Trading Symbol  6. Relationship of Reporting Person
     Dominion Resources, Inc. (D)          to Issuer
                                        Senior Vice President
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   Common Stock
2. Transaction Date    (01)
3. Transaction Code    R
4. Securities Acquired (A) or Disposed of (D)
   Amount              202.592
   (A) or (D)          A
   Price              (01)
5. Amount of Securities Beneficially
    Owned at End of Issuer's Fiscal Year     3,089.475
6.  Ownership Form: Direct (D) or Indirect (I)   D
7.  Nature of Indirect Beneficial Ownership



1. Title of Security   Common Stock
2. Transaction Date    (02)
3. Transaction Code    J (02)
4. Securities Acquired (A) or Disposed of (D)
   Amount              204
   (A) or (D)          A
   Price               (02)
5. Amount of Securities Beneficially
    Owned at End of Issuer's Fiscal Year     614
6. Ownership Form: Direct (D) or Indirect (I)   I
7. Nature of Indirect Beneficial Ownership      Trustee of Employee Savings
                                                Plan

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FORM 5

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Derivative Security              __________________
2. Conversion or Exercise Price of
    Derivative Security                      __________________
3. Transaction Date                          __________________
4. Transaction Code                          __________________
5. Number of Derivative Securities Acquired (A)
    or Disposed of (D)                       __________________
6. Date Exercisable                          __________________
   Expiration Date                           __________________
7. Title and Amont of Underlying Securities
   Title                                     __________________
   Amount or Number of Shares                __________________
8. Price of Derivative Security              __________________
9. Number of Derivative Securities
    Beneficially Owned at End of Year        __________________
10. Ownership of Derivative Security:
    Direct (D) or Indirect (I)               __________________
11. Nature of Indirect Beneficial Ownership  __________________

Explanation of Responses:

(01) Acquired through the normal reinvestment feature of the Dominion Resources, Inc. Automatic Dividend Reinvestment and Stock Purchase Plan during 1995 at prices ranging from $36.00 to $41.25 per share.

(02) Shares acquired by the Dominion Resources, Inc. Employee Savings Plan (a Rule 16b-3 Plan) between January 1 and December 31, 1995, at prices ranging from $35.56 to $41.25 per share in transactions exempt under old rule 16b-3.

Bonavia, Paul J.
2/14/96